UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HORIZON LINES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44044K309

(CUSIP Number)

Peter T. Heilmann

Senior Vice President and Chief Legal Officer

Matson, Inc.

1411 Sand Island Parkway

Honolulu, Hawaii 96819

(808) 848-1211

with a copy to:

Douglas D. Smith

Michael L. Reed

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, California 94105

(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44044K309

1	Names of Reporting Persons Matson, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Hawaii

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 52,886,829 (1) (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 52,886,829 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,829 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 55.03% (3)

14	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the above referenced shares is being reported hereunder solely because the Reporting Persons (as defined in Item 2 below) may be deemed to beneficially own such shares as a result of the Voting Agreements (as defined in Item 4 below). Under Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly disclaim beneficial ownership of any of the securities subject to the Voting Agreements, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(2) Includes (a) 16,306,513 shares of Common Stock outstanding and (b) 36,580,316 shares of Common Stock that may be issued upon exercise of the 692,507,899 warrants to purchase shares of Common Stock, that, in each case, are subject to the Voting Agreements.

(3) Calculated based on 96,102,750 shares of Common Stock, which is the sum of (a) 39,815,900 shares of Common Stock outstanding, (b) 52,055,266 shares of Common Stock that may be issued upon exercise of the 1,079,381,650 warrants to purchase shares of Common Stock outstanding, and (c) 4,231,584 shares of Common Stock subject to Restricted Stock Units outstanding, in each case as of November 11, 2014 and as represented in the Merger Agreement (as defined in Item 4 below).

CUSIP No. 44044K309

1	Names of Reporting Persons Matson Navigation Company, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Hawaii

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 52,886,829 (1) (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 52,886,829 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,829 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 55.03% (3)

14	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the above referenced shares is being reported hereunder solely because the Reporting Persons (as defined in Item 2 below) may be deemed to beneficially own such shares as a result of the Voting Agreements (as defined in Item 4 below).  Under Rule 13d-4 of Exchange Act, the Reporting Persons expressly disclaim beneficial ownership of any of the securities subject to the Voting Agreements, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(2) Includes (a) 16,306,513 shares of Common Stock outstanding and (b) 36,580,316 shares of Common Stock that may be issued upon exercise of the 692,507,899 warrants to purchase shares of Common Stock, that, in each case, are subject to the Voting Agreements.

(3) Calculated based on 96,102,750 shares of Common Stock, which is the sum of (a) 39,815,900 shares of Common Stock outstanding, (b) 52,055,266 shares of Common Stock that may be issued upon exercise of the 1,079,381,650 warrants to purchase shares of Common Stock outstanding, and (c) 4,231,584 shares of Common Stock subject to Restricted Stock Units outstanding, in each case as of November 11, 2014 and as represented in the Merger Agreement (as defined in Item 4 below).

CUSIP No. 44044K309

Item 1.         Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock of Horizon Lines, Inc., a Delaware corporation (“Horizon”), par value $0.01 per share (the “Common Stock”).  The address and principal office of Horizon is 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211.

Item 2.         Identity and Background.

(a)-(c) and (f)

The names of the persons filing this statement are Matson, Inc., a Hawaii corporation (“Matson”), and Matson Navigation Company, Inc., a Hawaii corporation and a wholly-owned subsidiary of Matson (“Matson Navigation,” and together with Matson, the “Reporting Persons”).

The address and principal office of Matson is 1411 Sand Island Parkway, Honolulu, HI 96819.  The address and principal office of Matson Navigation is 1411 Sand Island Parkway, Honolulu, HI 96819.

Matson, together with its subsidiaries, is a leading provider of ocean transportation and logistics services.  Matson Navigation is a wholly-owned subsidiary of Matson.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Matson and Matson Navigation are set forth on Annex A hereto and are incorporated by reference herein.

(d)-(e)

Except as set forth below, during the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons set forth on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On October 21, 2014, the U.S. Attorney for the District of Hawaii (the “U.S. Attorney”) filed an Information with the U.S. District Court for the District of Hawaii (the “Court”) charging Matson Terminals, Inc., a wholly-owned subsidiary of Matson Navigation (“MTI”), with two misdemeanor violations of Section 407 of the Rivers and Harbors Act of 1899 (the “Refuse Act”) arising from a release of molasses into Honolulu Harbor from a pipeline system operated by MTI in September 2013.  The U.S. Attorney also filed a Memorandum of Plea Agreement (the “Plea Agreement”), subject to the approval of the Court, to resolve federal criminal charges arising from the molasses release.  Pursuant to the Plea Agreement, MTI agreed to plead guilty to the two violations of the Refuse Act and to pay a penalty of $1 million, comprising a $400,000 fine and community service payments of $600,000. On October 24, 2014, MTI entered a guilty plea in the Court.  The Court ordered a Pre-Sentence Report from the U.S. Probation Office and sentencing is set for January 29, 2015.

Item 3.         Source and Amount of Funds or Other Consideration.

Matson Navigation entered into the Voting Agreements (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below).  Matson Navigation has not paid any consideration to Horizon or the Holders (as defined in Item 4 below) who are parties to the Voting Agreements in respect of such agreements.  Under the terms of the Merger Agreement, Merger Sub will merge with and into Horizon (as defined in Item 4 below), with Horizon continuing as the surviving corporation and a wholly-owned subsidiary of Matson Navigation.  For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  For a summary of certain provisions of the Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.  The form of Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 4.         Purpose of Transaction.

Merger Agreement and Related Transactions

On November 11, 2014, Matson Navigation entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Matson Navigation, Hogan Acquisition Inc., a wholly-owned subsidiary of Matson Navigation (“Merger Sub”), and Horizon.  The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Horizon (the “Merger”) with Horizon surviving the Merger and becoming a wholly-owned subsidiary of Matson Navigation.

CUSIP No. 44044K309

Simultaneously with the execution of the Merger Agreement, Horizon entered into a Contribution, Assumption and Purchase Agreement (the “Purchase Agreement”) by and among The Pasha Group (“Pasha”), SR Holding LLC, a wholly-owned subsidiary of Pasha (“Pasha Sub”), Horizon and Sunrise Operations LLC, a wholly-owned subsidiary of Horizon.  Pursuant to the Purchase Agreement, Horizon has agreed to sell its container shipping business serving the market of Hawaii from the continental United States to Pasha, which sale will take place immediately prior to and as a condition to the consummation of the Merger (the “Hawaii Precedent Transaction”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each issued and outstanding share of Common Stock (other than shares of Common Stock held by dissenting stockholders) will be cancelled and converted into the right to receive an amount in cash equal to $0.72, without interest (the “Merger Consideration”), and (ii) each outstanding warrant to acquire shares of Common Stock will be cancelled and converted into the right to receive an amount in cash equal to the product of the Merger Consideration multiplied by the total number of shares of Common Stock subject to such warrant immediately prior to the Effective Time.

In addition, at the Effective Time, (i) each restricted stock unit with respect to shares of Common Stock, whether vested or unvested, will be converted into a vested right to receive an amount in cash equal to the Merger Consideration, (ii) each share of restricted stock of Horizon will be converted into a vested right to receive an amount in cash equal to the Merger Consideration, and (iii) each outstanding option to acquire shares of Common Stock, whether or not then vested or exercisable, will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the per share exercise price of such option, multiplied by (y) the total number of shares of Common Stock subject to such option immediately prior to the Effective Time.

The respective Boards of Directors of Matson, Matson Navigation, Merger Sub and Horizon have approved the Merger Agreement and the transactions contemplated thereby, and the Board of Directors of Horizon has declared advisable the Merger Agreement and the transactions contemplated thereby and recommended that the Horizon stockholders adopt the Merger Agreement.

The consummation of the Merger is subject to various customary closing conditions, including, among others, (i) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of the Common Stock entitled to vote on the Merger and (ii) the absence of a material adverse effect in connection with Horizon’s non-Hawaii business.  In addition, Matson Navigation’s obligation to consummate the Merger is conditioned upon, among other things, (x) the completion of the Hawaii Precedent Transaction and (y) if any of the main engines of Horizon’s vessels in the Alaska trade lane are operating on ultra-low-sulfur fuel, the net adverse financial impact associated with such use being $15 million or less for the period before closing.  Consummation of the Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants of Horizon and Matson Navigation, including covenants to use reasonable best efforts to obtain any required regulatory and third party consents.  Prior to the consummation of the Merger, Horizon is subject to restrictions on its ability to solicit alternative acquisition proposals or to provide information to, or engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit Horizon’s Board of Directors to comply with its fiduciary duties.

The Merger Agreement contains certain termination rights for Horizon and Matson Navigation, including in specified circumstances in connection with an alternative acquisition proposal that Horizon’s Board of Directors has determined to be a superior proposal.  In addition, each of Horizon and Matson Navigation may terminate the Merger Agreement if the Purchase Agreement has been terminated.  Upon termination of the Merger Agreement and the Purchase Agreement under certain specified circumstances involving a superior proposal, (i) the terms of the Merger Agreement require Horizon to pay Matson Navigation a termination fee of $17,149,600 and reimburse Matson Navigation for its out-of-pocket expenses relating to the transactions contemplated by the Merger Agreement and (ii) the terms of the Purchase Agreement require Horizon to pay Pasha a termination fee of $4,950,400 and reimburse Pasha for its out-of-pocket expenses relating to the Hawaii Precedent Transaction.

Voting Agreements

In connection with the execution of the Merger Agreement, and as an inducement to Matson Navigation to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, certain security holders of Horizon who owned Common Stock and warrants to purchase Common Stock representing 55.03% of the fully diluted equity, which also represents 40.95% of the outstanding voting Common Stock on November 11, 2014 (the “Holders”), entered into voting agreements with Matson Navigation dated as of November 11, 2014 (each, a “Voting Agreement”). Set forth in Schedule I hereto is a list of Holders that are parties to the Voting Agreements and the number of shares of Common Stock and warrants to purchase Common Stock beneficially owned by such Holders.  Under the terms of each Voting Agreement, each Holder agreed, subject to certain exceptions, to vote any shares of Common Stock held by such Holder in favor of the Merger and the adoption of the Merger Agreement and not to transfer any Common Stock, warrants to purchase shares of Common Stock or other voting securities of Horizon held by such Holder except to certain permitted transferees who agree to become bound by the terms of the Voting Agreement.

CUSIP No. 44044K309

The foregoing summaries of the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference, and the full text of the form of Voting Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Other than as set forth in this Item 4, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.         Interest in Securities of the Issuer.

(a) — (b)

Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.  As of the date of this Schedule 13D, as a result of the Voting Agreements, the Reporting Persons may be deemed to have beneficial ownership of all such shares of Common Stock detailed in Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto.  All shares reported as beneficially owned due to the Voting Agreements are reported to the knowledge of the Reporting Persons based on the representations of the Holders party thereto.

Under Rule 13d-4 of the Exchange Act, the Reporting Persons expressly disclaim beneficial ownership of any of the securities subject to the Voting Agreements, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(c)

Except as described herein, none of Reporting Persons, nor to the knowledge of the Reporting Persons, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) — (e)

Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Merger Agreement and the Voting Agreements set forth in Item 4 above is incorporated herein by reference in its entirety.

The Merger Agreement and the form of Voting Agreement are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit	Description

1.

Agreement and Plan of Merger, dated as of November 11, 2014, by and among Matson Navigation Company, Inc., Hogan Acquisition Inc. and Horizon Lines, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matson, Inc. with the Securities and Exchange Commission on November 12, 2014).

2.

Form of Voting Agreement, dated as of November 11, 2014, among Matson Navigation Company, Inc. and certain holders of voting securities of Horizon Lines, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Matson, Inc. with the Securities and Exchange Commission on November 12, 2014).

3.	Joint Filing Agreement, dated as of November 11, 2014, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 11, 2014
MATSON, INC.

	By:	/s/ Joel M. Wine
Name: Joel M. Wine
Title: Senior Vice President and Chief Financial Officer

MATSON NAVIGATION COMPANY, INC.

	By:	/s/ Joel M. Wine
Name: Joel M. Wine
Title: Senior Vice President and Chief Financial Officer

Schedule I

Holders Party to the Voting Agreements

Holder	Common Stock Beneficially Owned	Warrants Beneficially Owned
Beach Point Capital Management LP	4,626,910	232,959,589	(1)

Caspian Capital LP	2,338,397	258,033,248	(1)

Western Asset Management Company	8,929,838	50,190,119	(1)

SFL Container Holding Limited	0	9,250,000	(2)

Archview Fund L.P.	411,368	142,074,943	(1)

(1) Each warrant is exercisable for 1/25th of a share of Common Stock.

(2) Each warrant is exercisable for one share of Common Stock.

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF MATSON, INC.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Matson, Inc.  The principal business address of each person listed below is c/o Matson, Inc., 1411 Sand Island Parkway, Honolulu, Hawaii 96819.

DIRECTORS OF MATSON, INC.

Name	Present Occupation	Citizenship
W. Blake Baird	Chairman of the Board and Chief Executive Officer, Terreno Realty Corporation	United States

Michael J. Chun	Director of Bank of Hawaii Corporation	United States

Matthew J. Cox	President and Chief Executive Officer of Matson, Inc.; President and Chief Executive Officer of Matson Navigation Company, Inc.	United States

Walter A. Dods, Jr.	Director of Hawaiian Telcom Holdco, Inc.; Director of BancWest; Director of BancWest’s banking subsidiaries, FHB and Bank of the West	United States

Thomas B. Fargo

Non-Executive Chairman of the Board, Huntington Ingalls Industries; John M. Shalikasvilli Chair in National Security Studies at the National Bureau of Asian Research;   Owner, Fargo Associates, LLC;   Member, Operating Executive Board and Advisory Board (non-fiduciary), J.F. Lehman & Company (private equity firm); Director, Hawaiian Electric Industries, Inc. (“HEI”) and Hawaiian Electric Company, Inc. (“HECO”)

United States

Constance H. Lau	President, Chief Executive Officer and Director of HEI, Honolulu, Hawaii; Chairman of the Boards and Director of American Savings Bank, F.S.B. and HECO, subsidiaries of HEI	United States

Jeffrey N. Watanabe	Lead Independent Director of Alexander & Baldwin, Inc.; Non-Executive Chairman of the Board of HEI	United States

EXECUTIVE OFFICERS OF MATSON, INC.

Name	Present Occupation	Citizenship
Vicente S. Angoco, Jr.	Senior Vice President, Pacific of Matson, Inc.; Senior Vice President, Pacific of Matson Navigation Company, Inc.	United States

Matthew J. Cox	President and Chief Executive Officer of Matson, Inc.; President and Chief Executive Officer of Matson Navigation Company, Inc.	United States

Ronald J. Forest	Senior Vice President, Operations of Matson, Inc.; Senior Vice President, Operations of Matson Navigation Company, Inc.	United States

Peter T. Heilmann	Senior Vice President and Chief Legal Officer of Matson, Inc.; Senior Vice President and General Counsel of Matson Navigation Company, Inc.	United States

David L. Hoppes	Senior Vice President, Ocean Services of Matson, Inc.; Senior Vice President, Ocean Services of Matson Navigation Company, Inc.	United States

Rusty K. Rolfe	Senior Vice President of Matson, Inc.; President of Matson Logistics, Inc.	United States

Joel M. Wine	Senior Vice President and Chief Financial Officer of Matson, Inc.; Senior Vice President and Chief Financial Officer of Matson Navigation Company, Inc.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF MATSON NAVIGATION COMPANY, INC.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Matson Navigation Company, Inc. The principal business address of each person listed below is c/o Matson Navigation Company, Inc., 1411 Sand Island Parkway, Honolulu, Hawaii 96819.

DIRECTORS OF MATSON NAVIGATION COMPANY, INC.

Name	Present Occupation	Citizenship
Vicente S. Angoco, Jr.	Senior Vice President, Pacific of Matson, Inc.; Senior Vice President, Pacific of Matson Navigation Company, Inc.	United States

Matthew J. Cox	President and Chief Executive Officer of Matson, Inc.; President and Chief Executive Officer of Matson Navigation Company, Inc.	United States

Ronald J. Forest	Senior Vice President, Operations of Matson, Inc.; Senior Vice President, Operations of Matson Navigation Company, Inc.	United States

Peter T. Heilmann	Senior Vice President and Chief Legal Officer of Matson, Inc.; Senior Vice President and General Counsel of Matson Navigation Company, Inc.	United States

David L. Hoppes	Senior Vice President, Ocean Services of Matson, Inc.; Senior Vice President, Ocean Services of Matson Navigation Company, Inc.	United States

Joel M. Wine	Senior Vice President and Chief Financial Officer of Matson, Inc.; Senior Vice President and Chief Financial Officer of Matson Navigation Company, Inc.	United States

EXECUTIVE OFFICERS OF MATSON NAVIGATION COMPANY, INC.

Name	Present Occupation	Citizenship
Vicente S. Angoco, Jr.	Senior Vice President, Pacific of Matson, Inc.; Senior Vice President, Pacific of Matson Navigation Company, Inc.	United States

Matthew J. Cox	President and Chief Executive Officer of Matson, Inc.; President and Chief Executive Officer of Matson Navigation Company, Inc.	United States

Ronald J. Forest	Senior Vice President, Operations of Matson, Inc.; Senior Vice President, Operations of Matson Navigation Company, Inc.	United States

Peter T. Heilmann	Senior Vice President and Chief Legal Officer of Matson, Inc.; Senior Vice President and General Counsel of Matson Navigation Company, Inc.	United States

David L. Hoppes	Senior Vice President, Ocean Services of Matson, Inc.; Senior Vice President, Ocean Services of Matson Navigation Company, Inc.	United States

Joel M. Wine	Senior Vice President and Chief Financial Officer of Matson, Inc.; Senior Vice President and Chief Financial Officer of Matson Navigation Company, Inc.	United States